FORM 4


[ ] CHECK THIS BOX IF NO LONGER SUBJECT
    TO SECTION 16. FORM 4 OR FORM 5
    OBLIGATIONS MAY CONTINUE.  SEE
    INSTRUCTION 1(B).




                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
              SECTION 30(f) OF THE INVESTMENT COMPANY ACT OF 1940

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1. NAME AND ADDRESS OF REPORTING PERSON*

   Eames, Sarah L.
-----------------------------------------------------
   (LAST)            (FIRST)            (MIDDLE)

   Allied Healthcare International Inc.
   555 Madison Avenue, 30th Floor
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                     (STREET)

   New York, New York 10022
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   (CITY)               (STATE)         (ZIP)

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2. ISSUER NAME AND TICKER OR TRADING SYMBOL

   Allied Healthcare International Inc.

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3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)



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4. STATEMENT FOR MONTH/YEAR

   July 2002

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5. IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)



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6. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER
   (CHECK ALL APPLICABLE)

   [X] DIRECTOR                             [ ] 10% OWNER
   [X] OFFICER (GIVE TITLE BELOW)           [ ] OTHER (SPECIFY BELOW)

   President and Chief Operating Officer
   --------------------------------------------------

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7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)

   [X] FORM FILED BY ONE REPORTING PERSON
   [ ] FORM FILED BY MORE THAN ONE REPORTING PERSON

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


                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                    5. AMOUNT OF     6. OWNER-
                                                                                       SECURITIES       SHIP
                        2. TRANS-     3. TRANS-       4. SECURITIES ACQUIRED (A)       BENEFICIALLY     FORM:
                           ACTION        ACTION          OR DISPOSED OF (D)            OWNED AT         DIRECT      7. NATURE OF
                           DATE          CODE            (INSTR. 3, 4 AND 5)           END OF           (D) OR         INDIRECT
1. TITLE OF SECURITY       (MONTH/    (INSTR. 8)      --------------------------       MONTH            INDIRECT       BENEFICIAL
   (INSTR. 3)              DAY/       ----------      AMOUNT    (A) OR     PRICE       (INSTR.          (I)            OWNERSHIP
                           YEAR)      CODE    V                 (D)                    3 AND 4)         (INSTR. 4)     (INSTR. 4)
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
---------------------------------------------------------------------------------------------------------------------------------

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REMINDER: REPORT ON A SEPARATE LINE FOR EACH CLASS OF SECURITIES BENEFICIALLY OWNED DIRECTLY OR INDIRECTLY.                (OVER)
* IF THE FORM IS FILED BY MORE THAN ONE PERSON, SEE INSTRUCTION 4(B)(V).


                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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Series A
 Convertible
 Preferred                                                                Common
 Stock      1-for-1   7/25/02   J(1)      21,580        Immed.   12/17/08 Stock   21,580   $4.52(2) 21,580      D
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Right to
 Funding                                                                  Common
 Note        (3)      7/25/02   J(1)       2,813        Immed.     None   Stock    2,813      (3)    2,813      D
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

Explanation of Responses:

(1) On July 25, 2002, Allied Healthcare International Inc. (the "Company") consummated a reorganization (the "Reorganization") involving the Company and two of its U.K. subsidiaries, Allied Healthcare Group Limited ("Allied Healthcare (UK)") and Transworld Healthcare (UK) Limited ("TWUK"). In the Reorganization, equity interests in TWUK and subordinated promissory notes (and payment in kind interest thereon) of Allied Healthcare (UK) were exchanged for
(a) shares of Common Stock of the Company, (b) shares of Series A Convertible Preferred Stock of the Company or (c) the right to receive funding notes of Allied Healthcare (UK), which funding notes are convertible into shares of Common Stock of the Company.

(2) In the Reorganization, Ms. Eames exercised 61,869 equity warrants of TWUK, paying the exercise price thereof through the tender of subordinated promissory notes of Allied Healthcare (UK) in the principal amount of (pounds sterling)61,869 (approximately $97,468 as of July 25, 2002), and received 61,869 ordinary shares of TWUK. Each such ordinary share was exchanged in the Reorganization for 0.3488 shares of Series A Convertible Preferred Stock of the Company. Accordingly, Ms. Eames was issued 21,580 shares of Series A Preferred Stock in the Reorganization at a purchase price of $4.52 per share of Series A Convertible Preferred Stock.

(3) As a result of the consummation of the Reorganization, Ms. Eames is entitled to require Allied Healthcare (UK) to issue her a funding note in satisfaction of (pounds sterling)16,130 (approximately $25,411 as of July 25, 2002) of accrued and unpaid payment in kind interest on subordinated promissory notes issued by Allied Healthcare (UK). The principal amount of the funding note shall be equal to the amount of such accrued and unpaid interest. The funding note is exchangeable for shares of Common Stock of the Company at the ratio of 0.3488 shares of Common Stock for every (pounds sterling)2.00 in principal amount of funding note.


                     /s/ Sarah L. Eames                       August 15, 2002
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).